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Intero Ristorante

Austin, TX

- **Contemporary Italian restaurant** focused on **sustainability** through local **whole animal and produce usage**
- Incorporating an **established artisan chocolate business** with pre-existing wholesale accounts and marketing channels
- **Iconic building location** with high visibility in **popular East Austin**
- **Acclaimed team** with over **44 years of combined restaurant experience**
- This investment is secured by a **blanket lien on all assets** of the business and is **personally guaranteed** by the co-founder/chef

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Investment Details

1.50x
Investment Multiple **?**

$300
Invested of $100,000 minimum **?**

$100
Minimum investment

1
investor

50
Early Bird rewards remaining

61 days remaining

INVEST NOW

Company Description

Intero Ristorante will be a contemporary, Italian-inspired restaurant located in popular East Austin. Taking over the iconic Bud's motorcycle building on Cesar Chavez Street, the restaurant will boast an 84-seat dining area, a beautiful outdoor garden and wait area, and ample parking for guests.

The Italian word "intero" translates to "whole" or "complete," embracing the full concept of the restaurant through its unique utilization of locally raised whole animals and locally grown whole produce. The restaurant will offer a dynamic, seasonally changing menu that will include dishes such as smoked ricotta with semolina crackers, pumpkin risotto, chestnut pappardelle, and spiced goat.



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The interior of Intero will reflect a modern sensibility, infused with the warmth of reclaimed materials. The fact that the whole—whether plant, animal, or material—will be used and fabricated by hand ensures that Intero will be sustainable and of the highest quality.

Intero will also feature a versatile chocolate program, pulling from the team's unique expertise. Inspired by authentic café experiences found throughout Italy, the restaurant will display a prominent artisan chocolate counter in the front space. The business's chocolates will range from Italian and classic flavors to sipping chocolates.



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Intero will highlight a versatile beverage selection, including wines, beers, and coffees.

Husband and wife duo Ian Thurwachter (formerly chef at Vespaio and Jeffrey's) and Krystal Craig (owner of Crave Artisan Chocolate) are launching Intero with a strong foundation in the culinary scene in Austin.   Read More

Learn more: 🌐 (http://interorestaurant.com/)   f
(https://www.facebook.com/interorestaurant/)   📷
(https://www.instagram.com/interorestaurant/)

Key Terms

Issuer

Intero Restaurant, LLC

Securities

Revenue Sharing Notes

Offering Amount

Minimum of $100,000 to maximum $200,000

Investment Multiple ?

1.5x

Payments ?

Monthly

Revenue Sharing Percentage

5.5% of monthly gross revenue of Intero Ristorante

Maturity ?

42 Months

Security Interest ?

Blanket lien on all assets of the business

Personal guarantee by Ian Thurwachter

Ownership % Represented by Securities

0%. Investors will not receive any equity interests in the Issuer or any voting or management
rights with respect to the Issuer as a result of an investment in Securities.

Click here
(https://www.sec.gov/Archives/edgar/data/1696861/000169686117000001/0001696861-
17-000001-index.htm) to view the Issuer's SEC Form C filing.

Use of Proceeds

100% of proceeds from NextSeed will be used to purchase bar and kitchen equipment, bar and
dining room furniture, service ware, and office supplies. Any funds raised in excess of the
minimum will be used towards working capital and additional decor.



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Renderings and floor plan presented in this offering may not reflect the final designs of Intero.

Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ⬍	1.50x	42 months	$150

Revenue Sharing Summary*

Beginning after the 1st full month following the closing, the Issuer will share 5.5% of each month's gross revenue with the investors as a group until they are paid in full.

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

EXAMPLE:

Gross revenue in month X
$100,000

Revenue sharing percentage
5.5%

Total payment for month X
$5,500

Assuming that the total amount raised through this offering is $200,000, and Investor A invested $2,000, Investor A is entitled to receive 1.0% of the $5,500 shared with investors for month X. Therefore, **Investor A is paid $55 for month X**.

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. ... Read More

Bonus Rewards

EARLY BIRD REWARD
First 50 investors who invest $500 or more will receive an additional $25 gift certificate to Intero Ristorante

Invest $100 or more
Invitation for 2 to the official Intero pre-opening party

Invest $500 or more
Invitation for 4 to the Intero pre-opening party

Invest $1,000 or more
Everything above, plus special advanced notice to sign up for all Intero events with **2 free tickets to an event** of your choice.

Invest $2,500 or more
Everything above, plus an **additional 2 guest tickets** to the official Intero pre-opening party and an **additional 2 tickets to a private event** of your choice

Invest $5,000 or more
Everything above, plus commemorative **Intero Chef's Apron, glassware, and dish towel set**

Invest $10,000 or more

Everything above, including an exclusive **chocolate making experience with Krystal** and **private butchering session from Chef Ian** (party of 8)

Invest $25,000 or more

Everything above, plus a **customized Intero Italian dinner for 10** in the Intero private dining room with a round of **signature cocktails named by you** *(name subject to approval)* which will also later be featured on the menu!



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Business Model

Intero has constructed a business model that pulls from the management team's varied experience, on-going revenue streams, and strong relationships marketing programs.

The restaurant will be open six days a week, serving dinner on weekdays with late night dining on weekends. Intero's primary source of revenue will be its dine-in customers. Additionally, the team will host special events on off-days and times. These events will encourage further community and clientele participation beyond general dining and will be held one to two times a month to generate additional revenue. With 84 seats for dinner, Intero anticipates serving an average of 165 covers a night and generate approximately $40,000 per week in gross revenue.



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The Intero team has created a series of pop-ups to refine its menu and build a following.

Intero's smaller, changing menu creates an experience for its patrons that is both intimate and consistently unique. This approach lends to the restaurant's ability to fully utilize ingredients with minimal waste, a true focus on sustainability that also helps to control operational costs.

Co-founder Krystal Craig's current business, Crave Artisan Chocolates, currently services many established wholesale chocolate accounts. Clients include top Austin establishments such as Jeffrey's, Hotel Van Zandt & Geraldine's, The Archer Hotel, The Armadillo Christmas Bazaar and more. This on-going revenue stream will be transferred to Intero once the restaurant is open. This arm of the business will continue to be developed and expanded with new chocolate-based accounts. During the holiday season (from October through February), chocolate sales dramatically increase, as will their contribution to Intero's revenue.



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With the team's combined experience, Intero will feature additional specialty programs, including a unique chocolate and Italian beverage program other restaurants do not offer. Its advantage in having both an in-house butcher and a chocolatier, gives Intero the ability to produce specialties beyond the reach of most other restaurants.

Location Analysis

Intero Ristorante will open 3 miles east of downtown Austin (2612 East Cesar Chavez Street, Austin, TX) in the Creative District.

Austin is the 11th largest city in America with over 2 million inhabitants in the metropolitan area (931,830 in city limits). Also known as the "music capital of the world," Moviemaker Magazine named Austin as the #3 City to Live and Work in 2016. Zilker Park, a 360-acre community venue in the middle of the city, is one of over 300 parks throughout the city. The city plays host to a variety of industry conferences, tradeshows, and festivals, including the annual SXSW conference which attracts the world's leading creative professionals. SXSW injects hundreds of millions of dollars into the local economy, including more than $325.3 million in economic impact from the 343,800 in attendance (2016).

Intero will open its doors in the historic Bud's building. Bud's is well-known to the city as the first Harley Davidson dealership in Austin, and its history makes this a standout location. This prime space has high visibility and is in a part of the East Side that is increasingly popular and is considered a destination for great food options. Strong vehicle traffic on the street was measured in the range of 15,000 - 40,000 vehicles per 24 hours in 2010 (as measured by the Texas Department of Transportation). These numbers have increased significantly in the past five to seven years, as the area has grown rapidly.

Within a one-mile radius of the location, the population is steadily increasing with median income approximately 129% greater than the national average. The median age of 33 is youthful and independent, with average expenditures that are in line with the national average. (Piinpoint)

The diverse local demographics have the means to enjoy a weekly or bi-weekly dining experience, and Intero is well-suited to serve this target market in Austin. Residents value original quality dining through great food, service and setting, and the city is very supportive of its moderately priced casual restaurants. Sustainable practices and the use of locally grown and raised produce, meats and ingredients are a growing trend still not fully utilized by all Austin establishments. Intero will help drive and promote these practices in its concept.

There is currently only one other Italian restaurant (Juniper) in the immediate vicinity. Downtown Austin supports a few others, including La Traviata, Quattro and Carmelo's Italian.

Leadership



Ian Thurwachter, *Co-founder & Chef*

Ian Thurwachter has worked as a chef for top restaurants including Jeffrey's, Lambert's, and Vespaio. He specializes in Italian cooking and whole animal butchery with focus on using local ingredients. Ian excels in cost control for all facets of restaurant operations, as well as general management.

In 2014, Ian was recognized by Zagat as one of Austin's "30 Under 30" in the city's exciting restaurant scene.



Krystal Craig, *Co-founder & Chocolatier*

Krystal Craig owns and operates Crave Artisan Chocolate, a company that produces wholesale chocolates for top Austin establishments. Her clients include the likes of Hotel Van Zandt & Geraldine's, Jeffrey's, The Archer Hotel, The Armadillo Christmas Bazaar and more.

She is a seasoned entrepreneur and is recognized as a top artisan chocolate producer in the industry. Krystal has been featured in The Austin Chronicle, Zagat, and Urban Home for Crave's success and high quality.

